SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

09047471

November 30, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published November 26 and 30, 2009.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
November 26, 2009	Press Release	Katarina Bylund appointed new Senior Vice President of Group Staff Unit Reporting at Skanska	law and by the listing agreement with Stockholm Stock Exchange
November 30, 2009	Press Release	Skanska signs financing agreement for PFI street lighting in Surrey, England – construction contract amounts to GBP 83.7 M, SEK 970 M, and investment to GBP 4.6 M, SEK 55 M	law and by the listing agreement with Stockholm Stock Exchange
November 30, 2009	Press Release	Skanska to construct road tunnel in Norway for NOK 730 M, approximately SEK 905 M	law and by the listing agreement with Stockholm Stock Exchange

File Number 82-34932

SKANSKA

Press Release

November 26, 2009
08:30 am CET

Katarina Bylund appointed new Senior Vice President of Group Staff Unit Reporting at Skanska

Katarina Bylund has been appointed new Senior Vice President Reporting at Skanska from April 1, 2010. She will succeed Mats Moberg, who will retire at the end of the first quarter of 2010.

From January, Katarina Bylund will work in parallel with Mats for the first quarter. Like Mats, she will report to Hans Biörck, CFO, Skanska AB.

"We are grateful to Mats for his many years of solid work on behalf of Skanska and, at the same time, welcome Katarina to Reporting," says Hans Biörck.

Katarina Bylund, who has a degree in business administration from Uppsala University, initially worked at the Arthur Andersen auditing firm before joining a Skanska in Hong Kong in 1994. On returning to Sweden in 1996, she worked at Skanska International Civil Engineering. She is currently Financial Director Reporting at Skanska Infrastructure Development.

For further information please contact:
Peter Gimbe, Press Officer Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

November 30, 2009
08:30 am CET

Skanska signs financing agreement for PFI street lighting in Surrey, England – construction contract amounts to GBP 83.7 M, SEK 970 M, and investment to GBP 4.6 M, SEK 55 M

Skanska has as part of a consortium with John Laing, reached financial close to modernize street lighting for Surrey County Council, in the UK. The project will be carried out as a Private Finance Initiative (PFI). This means that:

- Skanska receives a construction contract amounting to about GBP 83.7 M, or about SEK 970 M, which will be included in fourth-quarter order bookings.
- In addition, Skanska will also receive a contract valued at around GBP 1.5 M per annum or about SEK 17 M during the 25 year operation and maintenance period, of which GBP 3 M, SEK 34 M, will be included in the order bookings for the fourth-quarter.
- Skanska will invest GBP 4.6 M, or about SEK 55 M, corresponding to a 50-percent share in the project company.

The Skanska-Laing consortium will be responsible for the financing, design, construction, operation and maintenance of the stock of lighting columns for a period of 25 years starting in March 2010.

"With this project and the expansion of the London Orbital Motorway M25, we are breaking new ground and confirming our presence in the British market for public private partnerships. These areas, in which our construction operations are highly experienced and skilled, offer great potential for us," says Anders Årling, President of Skanska Infrastructure Development.

Skanska Infrastructure Development is included in the owner consortium and the construction project will be carried out by Skanska UK.

Over the course of the next five years, about 70,000 street lights will be replaced and a further 19,000 renovated and fitted with more energy-efficient bulbs.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates

roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,900 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the UK program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

November 30, 2009
11:30 am CET

Skanska to construct road tunnel in Norway for NOK 730 M, approximately SEK 905 M

Skanska has received an assignment to construct the Strindheim road tunnel on the E6 highway in Norway. The contract value is NOK 730 M, or about SEK 905 M, which will be included in order bookings for the fourth quarter. The customer is Norwegian Public Roads Administration, Central Region.

The assignment pertains to a dual road tunnel on the E6 highway between Trondheim and Stjørdal in western Norway. The two tunnels will be approximately 2.1 kilometers each. Two access tunnels totaling 740 meters and a large interchange are also included.

The main part consists of rock tunnels and a smaller section will be constructed in concrete. Skanska is responsible for rock, concrete and paving work as well as the installation of electricity, ventilation and signal systems.

Work will be initiated in January and the tunnels are scheduled for completion in December 2013.

Skanska also recently received the assignment to construct the Kvivs Tunnel on the E39 highway, valued at NOK 338 M, or SEK 420 M.

Skanska Norway focuses on construction and civil engineering operations. The unit has about 4,000 employees. In 2008, Skanska Norway generated revenues of approximately SEK 13.3 billion. In Norway, Skanska is also active in the development of residential projects and PPP (Public Private Partnership) projects.

For further information please contact:

Geir Linge, Communications Manager, Skanska Norway, tel +47 92 25 11 25.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com